UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Entegris, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-32598
(State or other jurisdiction of	(Commission
incorporation or organization)	File Number)

129 Concord Road
Billerica, Massachusetts	01821
(Address of principal executive offices)	(Zip Code)

Joseph Colella
Senior Vice President, General Counsel and Secretary
(978) 436-6500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended                     .

Section 1 - Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Entegris, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023.
A copy of the Conflict Minerals Report is provided as Exhibit 1.01 and is publicly available at https://www.entegris.com/content/dam/web/about-us/corporate-overview/documents/policies/report-conflict-minerals.pdf. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.
Item 1.02     Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01     Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01     Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Entegris, Inc. Conflict Minerals Report for the reporting period from January 1, 2023 to December 31, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENTEGRIS, INC.

Dated: May 28, 2024
By: /s/ Joseph Colella
Name: Joseph Colella
Title: Senior Vice President, General Counsel and Secretary